FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Morello, James J.	2. Issuer Name and Ticker or Trading Symbol ProAssurance Corporation (PRA)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Chief Accounting Officer and Senior Vice-President
(Last) (First) (Middle) 100 Brookwood Place	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/12/2003
(Street) Birmingham, AL 35209		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
ProAssurance (Common Stock)	03/11/03		S		162	D	22.80	15,589	D
ProAssurance (Common Stock)								271	I	Stock Plan(1)
ProAssurance (Common Stock)								4,755	I	ProAssurance pension PLan
ProAssurance (Common Stock)								3,148	I	IRA w/Sterne, Agee & Leach
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	24.68	06/27/01		J(2)				12/03/97	12/03/07	Common Stock	3,067			D
Employee Stock Option (Right to Buy)	26.03	06/27/01		J(2)				12/03/98	12/03/08	Common Stock	2,480			D
Employee Stock Option (Right to Buy)	21.01	06/27/01		J(2)				12/09/99	12/09/09	Common Stock	2,403			D
Employee Stock Option (Right to Buy)	16.80	01/15/02		A				(3)	01/15/12	Common Stock	40,000			D
Employee Stock Option (Right to Buy)	22.00	03/04/03		A				(4)	03/04/13	Common Stock	12,500		60,450	D

Explanation of Responses:

(1) Reflects total holdings in the Grant Shares Account maintained under the ProAssurance Corporation Stock Ownership Plan which is exempt under Rule 16b-3.
(2) Reflects options to purchase shares of ProAssurance Corporation common stock acquired beneficially by the reporting person in exchange for surrender of options to purchase shares of Professionals Group in connection with the consolidation of Medical Assurance Inc. and Professionals Group under the ownership of ProAssurance Corporation. The acquisition of options to purchase ProAssurance Corporation shares reported herein is exempt from Section 16(b) of the Securities Exchange Act, as amended (the "ACT"), by virtue of Rule 16b-3(d) promulgated under the Act.
(3) The options vest in five equal installments commencing on July 15, 2002.
(4) he options vest in five equal installments commencing on September 4, 2003.

By: /s/ James J. Morello **Signature of Reporting Person	3/12/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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